EXHIBIT 8.1

The following table sets forth a list of our subsidiaries.

Name of subsidiary	Jurisdiction of incorporation
Arel Holdings, Inc.	Delaware
Arel Communications and Software, Inc.	Delaware
Arel Learning Solutions, Inc.	Ohio
Arel Communications and Software, EMEA, SAS	France
Arel Communications and Software, S.r.L.	Italy